Validus Holdings, Ltd.

29 Richmond Road

Pembroke, Bermuda HM 08

October 5, 2012

VIA EDGAR

Jeffrey P. Riegel

Assistant Director

Division of Corporation Finance

Mail Stop 4720

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4720

Re:	Validus Holdings, Ltd. Registration Statement on Form S-4 Filed September 20, 2012 File No. 333-183999

Dear Mr. Riegel:

In response to the request of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated October 2, 2012, regarding the Registration Statement on Form S-4 (“Form S-4”) filed by Validus Holdings, Ltd. (the “Company”) on September 20, 2012, the Company hereby acknowledges that:

(1)	should the Commission or the Staff, acting pursuant to delegated authority, declare the Form S-4 effective, it does not foreclose the Commission from taking any action with respect to the Form S-4;
(2)	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Form S-4 effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Form S-4; and
(3)	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

VALIDUS HOLDINGS, LTD.

By:	/s/ Robert F. Kuzloski
Name: Robert F. Kuzloski
Title: Executive Vice President & General Counsel

cc:	Todd E. Freed, Esq. (Skadden, Arps, Slate, Meagher & Flom LLP)
Steven J. Daniels, Esq. (Skadden, Arps, Slate, Meagher & Flom LLP)
William F. Fawcett, Esq. (Flagstone Reinsurance Holdings, S.A.)
Sarkis Jebejian, Esq. (Cravath, Swaine & Moore LLP)
Eric L. Schiele Esq. (Cravath, Swaine & Moore LLP)